LUNDIN MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE PROPOSED BUSINESS COMBINATION OF

LUNDIN MINING CORPORATION AND TENKE MINING CORP.

May 18, 2007

Lundin Mining Corporation	Lundin Mining AB
Suite 2101	Hovslagargatan 5
885 West Georgia Street	111 48 Stockholm
Vancouver, BC V6C 3E8	Tel. 08-5 560 00
Canada
Tel. +1- 604 689 7842	www.lundinmining.com

May 18, 2007

To our shareholders,

On April 11, 2007, Lundin Mining announced that the Corporation intends to enter into a business combination with Tenke Mining Corp.  The combination of the two companies will form a leading intermediate base metals company with a global portfolio of world-class production, development and exploration assets.

The acquisition of Tenke is the next step in establishing Lundin Mining as a major global mining house. The Tenke Fungurume copper/cobalt project is one of the world’s richest and largest new copper developments and adding Tenke’s 24.75% interest in that project to Lundin Mining’s existing asset base will enhance Lundin Mining’s position as a company with a strong balance sheet, world class assets and an extensive life expectancy as a result of its reserves and resources.

The transaction between Lundin Mining and Tenke is conditional upon the approval by a majority of the votes cast by Lundin Mining shareholders at the Lundin Mining shareholders’ meeting, and by two-thirds of the votes cast by Tenke shareholders at the Tenke shareholders’ meeting.  Both shareholder meetings will be held on June 18, 2007 and the transaction is expected to close by the end of June (with an effective date of July 3, 2007).  Upon completion of the transaction, existing Lundin Mining and Tenke shareholders will hold approximately 73% and 27% of the Corporation, respectively, and Tenke will be a wholly-owned subsidiary of the Corporation.  Further details about the transaction can be found in the accompanying management information circular and joint disclosure booklet of Lundin Mining and Tenke.

The Board of Lundin Mining unanimously recommends that you vote in favour of the transaction.  The Corporation’s largest shareholder group, the Lundin family interests, have pledged their full support.

To ensure your vote is received, please complete and return the enclosed proxy or voting instruction form as soon as possible.  These forms have instructions on how they are to be completed, where they are to be returned and the deadline for depositing.  If you have any questions concerning how to complete and return the proxy or voting information form, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada Inc., at 1-866-690-7478 or the Corporation at 604-689-7842.

We are excited by Lundin Mining’s continued growth and development, and by the potential for the Tenke Fungurume Project and are convinced that Lundin Mining can play an important role in the development of that project.  We would encourage all of Lundin Mining’s shareholders to demonstrate their continued support for the Corporation and its management by approving this transaction.

Yours sincerely

"Lukas H. Lundin"	"Karl-Axel Waplan"

Lukas H. Lundin	Karl-Axel Waplan
Chairman	President and CEO

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF LUNDIN MINING CORPORATION

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders (the “Lundin Mining Shareholders”) of Lundin Mining Corporation (“Lundin Mining” or the “Corporation”) will be held at Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on June 18, 2007 at 2:00 p.m. (Vancouver time), for the following purposes:

1.

To fix the number of directors for the ensuing year at 10;

2.

To elect directors for the ensuing year;

3.

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4.

To consider and, if deemed appropriate, to pass, with or without variation, a resolution (the “Share Issue Resolution”), the full text of which is reproduced at Schedule A to the accompanying management information circular of the Corporation dated May 18, 2007 (the “Circular”), authorizing the issuance of up to 104,145,704 Lundin Mining Shares, and the reservation of an additional 1,362,375 Lundin Mining Shares for issuance upon the exercise of New Lundin Mining Options, all in connection with the proposed arrangement (the “Arrangement”) under the Canada Business Corporations Act involving the business combination of Lundin Mining and Tenke Mining Corp. (“Tenke”), as more particularly described in the Circular; and

5.

To transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

Only Lundin Mining Shareholders of record at the close of business on April 20, 2007 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

A description of the Arrangement and the other matters to be dealt with at the Meeting is included in the accompanying Circular. Also accompanying this Notice of Meeting is a form of proxy and a Joint Disclosure Booklet of Lundin Mining and Tenke.

Lundin Mining Shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by Lundin Mining Corporation, c/o its registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, by no later than 5:00 p.m. (Toronto time) on June 14, 2007 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting.

If you have any questions about the information contained in the accompanying information circular or joint disclosure booklet, or require assistance in completing your form of proxy, please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada, Inc., toll free, at 1-866-690-7478.

DATED at Vancouver this 18th day of May, 2007.

BY ORDER OF THE BOARD

“Karl-Axel Waplan”

Karl-Axel Waplan

President and Chief Executive Officer